UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




Public Utility Holding Act of 1935
File No.  70-7218
Report Date:  January 1, 2003 to March 31, 2003


In the Matter of:
AEP Utilities, Inc.
 (Formerly known as Central and South West Corporation)
AEP Credit, Inc.


         1. AEP Credit, Inc. (AEP Credit) hereby files a balance sheet as of March 31, 2003, statements of income for the three and twelve-month periods ended March 31, 2003, and 2002, and notes to the financial statements as
Exhibit 1 attached hereto.

         2. AEP Credit is currently providing low-cost financing for AEP's electric utility operating companies through factoring receivables. The receivables arise primarily from the sale and delivery of electricity. On December 31, 2001, AEP Credit entered into a sale of receivables agreement with a group of banks and commercial paper conduits. Under the sale of receivables agreement, AEP Credit sells an interest in the receivables it acquired from its clients to the commercial paper conduits and banks and receives cash. The transaction constitutes a sale of receivables in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for transfers and servicing of financial assets and extinguishment of liabilities", allowing the receivables to be removed from AEP Credit's balance sheet. AEP Credit has no ownership interest in the commercial paper conduits and does not consolidate the entities in accordance with Generally Accepted Accounting Principles. At March 31, 2003, AEP Credit had a $600 million commitment from the banks under the sale of receivables agreement to purchase undivided interests in the receivables from AEP Credit, of which $455 million was outstanding. The bank commitment expires May 28, 2003. On March 31, 2003, the variable discount rate for the sale of accounts receivable to the conduits under the sale of receivables agreement was 1.3970%. On March 31, 2003, AEP Credit had outstanding borrowings from American Electric Power Company related to funding accounts receivable purchases of $55 million at a rate of 2.3367%. On March 31, 2003, the overall composite rate of funding accounts receivable purchases was 1.4759%.

         Any receivables eligible for sale on AEP Credit's books at the time of sale that are not sold are pledged as collateral for the collection of receivables sold.

         3. AEP Credit hereby files, as Exhibit 2 attached hereto the earnings coverage for AEP Credit's indebtedness for the period from January 1, 2003 through March 31, 2003 and AEP Credit's capital structure at March 31, 2003. AEP Credit hereby files as Exhibit 3 attached hereto the twelve-month average of outstanding accounts receivable during said period as of the end of each month.

         4. With respect to affiliated companies, Columbus Southern Power Company (CSP), Indiana Michigan Power Company (I&M), Kentucky Power Company
(KP), Ohio Power Company (OPC), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO), Appalachian Power (AP) and Kingsport (KGP), AEP Credit hereby certifies that the allowed returns on common equity for the period from January 1, 2003 through March 31, 2003 were unchanged in all regulatory jurisdictions from the previous certificate of notification. AEP Credit also hereby files the discount calculation for affiliated companies, an analysis of the allowed returns on common equity and the factoring expense savings for affiliated companies as shown in Exhibits 4, 5 and 6, respectively, attached hereto.

         5. AEP Credit hereby files as Exhibit 7 attached hereto a copy of any state regulatory commission decision or analysis addressing the effect of the factoring of AEP System accounts receivable rates which were issued during the period January 1, 2003 through March 31, 2003.

         6. Copy of the audited annual financial statements for the years ended December 31, 2002 and 2001. [Exhibit 8]

         7. Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of AEP Utilities, Inc. (AEP Utilities) [formerly known as Central and South West Corporation (CSW)] and AEP Credit, in File No. 70-7218, and in accordance with the terms and conditions of the Commission's orders dated July 31, 1986, May 8, 1988, December 27, 1989, August 30, 1990, December 21, 1990, December 24, 1991, December 9, 1992, December 21, 1993, December 16, 1994, and March 11, 1997, permitting said Application-Declaration to become effective, and the Form U-1 Application-Declaration of AEP Utilities, AEP Texas Central Company (formerly known as Central Power and Light Company) and AEP Credit, in File No. 70-8037, and in accordance with the terms and conditions of the Commission's orders dated December 8, 1992 and December 29, 1992, permitting said Application-Declaration to become effective.

         8. Refer to AEP Utilities/AEP Credit File Number 70-7218, Exhibit 10, filed for the first quarter 2001 for the accounting system procedures and chart of accounts of AEP Credit as maintained by American Electric Power Service Corporation (AEPSC). There have been no significant changes to the procedures or chart of accounts since that filing.

                                    SIGNATURE



As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, AEP Credit Inc. has duly caused this report to be signed on the 14th day of May, 2003.




                                       By : /s/ Geoffrey S. Chatas
                                    ---------------------------------
                                               Geoffrey S. Chatas
                                                Treasurer



1616 Woodall Rodgers Freeway
P.O. Box 660164
Dallas, Texas 75266-0164
Telephone (214) 777-3755

                                  EXHIBIT INDEX
                                  -------------


Exhibit                                                        Transmission
Number         Exhibit                                         Method
-------        -------                                         ------------

   1        Unaudited balance sheet as of March 31, 2003,       Electronic
            unaudited statements of income for the three and twelve month periods ended March 31, 2003 and 2002, and unaudited notes to the financial statements.

   2        Earnings coverage for the period from January 1,    Electronic
            2003 through March 31, 2003 and capital
            structure at March 31, 2003.

   3        Twelve month "rolling" average as of the end of     Electronic
            each month of outstanding accounts receivable of affiliated companies

   4        Discount calculation for affiliated companies for   Electronic
            the three months ended March 31, 2003.

   5        Analysis of the allowed returns on common equity    Electronic
            for affiliated companies at March 31, 2003.

   6        Factoring expense savings for the affiliated        Electronic
            companies for the three months ended March 31, 2003.

   7        Any state regulatory commission decision or         Electronic
            analysis addressing the effect of the factoring of AEP System accounts receivable rates which were issued during the period January 1, 2003 through March 31, 2003.

   8        Copy of the audited annual financial statements     Electronic
            the year ended December 31, 2002.

                                                                   EXHIBIT 1
                                                                 Page 1 of 4


                                AEP CREDIT, INC.

                              STATEMENTS OF INCOME

                  FOR THE PERIODS ENDED MARCH 31, 2003 AND 2002
                                 (in thousands)

                                            Three Months       Twelve Months
                                              Ended                Ended
                                          2003       2002      2003     2002
                                          ----       ----      ----     ----

OPERATING REVENUES                      $10,647    $16,964   $52,797  $151,421

OPERATING EXPENSES:
   Interest                                 254        276       980    39,655
   Provision for Bad Debts                6,491      9,120    34,031    54,690
   Loss (Gain) on Sale of Accounts
    Receivable                            1,910     (3,478)    9,448     4,134
   Credit Line Fees                         315      1,032     2,063     5,032
   General and Administrative               146        272       478     1,561
                                       --------    -------   -------  --------

          Total Operating Expenses        9,116      7,222    47,000   105,072
                                       --------    -------   -------  --------

OPERATING INCOME                          1,531      9,742     5,797    46,349

OTHER INCOME:
  Interest Income                          -             9      -           13
                                       --------    -------   -------  --------

INCOME BEFORE INCOME TAXES                1,531      9,751     5,797    46,362
                                       --------    -------   -------  --------

INCOME TAX EXPENSE (CREDIT):
  Current                                   722        831     7,249    14,231
  Deferred                                  (30)     2,800    (4,480)    2,975
                                       --------    -------   -------  --------

          Total Income Tax Expense          692      3,631     2,770    17,206
                                       --------    -------   -------  --------

NET INCOME                             $    839    $ 6,120   $ 3,028  $ 29,156
                                       ========    =======   =======  ========

The accompanying notes to financial statements are an integral part of these statements.

                                                                    EXHIBIT 1
                                                                  Page 2 of 4

                                AEP CREDIT, INC.

                                 BALANCE SHEETS

                              AS OF MARCH 31, 2003
                                 (in thousands)


    ASSETS

    CURRENT ASSETS:
     Retained Interest in Accounts Receivable Sold                $   82,763
     Unsold Accounts Receivable                                       59,831
     Allowance For Uncollectible Accounts Retained                   (17,052)
                                                                  ----------

            Total Current Assets                                     125,542
                                                                  ----------

    OTHER ASSETS:
      Deferred Income Taxes                                            9,422
      Other                                                               18
                                                                  ----------

            Total Other Assets                                         9,440
                                                                  ----------

              TOTAL ASSETS                                        $  134,982
                                                                  ==========

    LIABILITIES AND STOCKHOLDER'S EQUITY

    CURRENT LIABILITIES:
      Short-term Debt - Affiliated                                $   55,196
      Accounts Payable - Affiliated                                    3,009
      Accounts Payable - Nonaffiliated                                32,334
      Unearned Revenue                                                 1,646
      Other Liabilities                                                1,849
                                                                  ----------

            Total Current Liabilities                                 94,034
                                                                  ----------

    DEFERRED CREDITS                                                  11,943
                                                                  ----------

    STOCKHOLDER'S EQUITY:
      Common Stock, No Par; 1,000 Shares Authorized;
        299 Shares Issued and
        Outstanding as of March 31, 2003                                   1
      Additional Paid-in Capital                                      29,004
                                                                  ----------

            Total Stockholder's Equity                                29,005
                                                                  ----------

              TOTAL LIABILITIES AND
                STOCKHOLDER'S EQUITY                              $  134,982
                                                                  ==========

The accompanying notes to financial statements are an integral part of these statements.

                                                                    EXHIBIT 1
                                                                  Page 3 of 4

                                AEP CREDIT, INC.

                          NOTES TO FINANCIAL STATEMENTS

                             MARCH 31, 2003 AND 2002

1.  GENERAL:


The accompanying unaudited financial statements should be read in conjunction with the 2002 audited financial statements. Certain prior-period amounts have been reclassified to conform to current-period presentation. In the opinion of management, these unaudited financial statements reflect all adjustments (consisting of only normal recurring accruals), which are necessary for a fair presentation of the results of operations for interim periods.


2.  SHORT-TERM DEBT:


The Company is currently providing low-cost financing for American Electric Power Company's electric utility operating companies through factoring receivables. The receivables arise primarily from the sale and delivery of electricity. On December 31, 2001, the Company entered into a sale of receivables agreement with a group of banks and commercial paper conduits. Under the sale of receivables agreement, the Company sells an interest in the receivables it acquired from its clients to the commercial paper conduits and banks and receives cash. The transaction constitutes a sale of receivables in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", allowing the receivables to be removed from the Company's balance sheet. The Company has no ownership interest in the commercial paper conduits and does not consolidate the entities in accordance with Generally Accepted Accounting Principles.

At March 31, 2003, the Company had a $600 million commitment from the banks under the sale of receivables agreement to purchase undivided interests in the receivables from the Company, of which $455 million was outstanding. The bank commitment expires May 28, 2003. On December 31, 2002, the average variable discount rate for the sale of accounts receivable to the conduits under the sale of receivables agreement was 1.3970%. On March 31, 2003, the Company had outstanding borrowings from American Electric Power Company related to funding accounts receivable purchases of $55 million at a rate of 2.3367%. On March 31, 2003, the overall composite rate of funding accounts receivable purchases was 1.4759%.

Any receivables eligible for sale on the Company's books at the time of sale that are not sold are pledged as collateral for the collection of receivables sold.

                                                                EXHIBIT 1
                                                              Page 4 of 4


Additional information related to the sale of receivables is as follows:



                                                                  in Millions
                                                                ---------------
   Proceeds from Sale of Accounts  Receivable  during                   $1,350
   the 3 months ended March 31, 2003

   Proceeds from Sale of Accounts  Receivable  during                    5,469
   the 12 months ended March 31, 2003

   Accounts  Receivable Eligible for Sale and Pledged                       66
   as Collateral as of March 31, 2003

   Deferred Revenue from Servicing                                           1
   Accounts Receivable as of March 31, 2003

   Gain/(Loss) on Sale of Accounts Receivable during the 3 months           (2)
   ended March 31, 2003

   Gain/(Loss) on Sale of Accounts Receivable during the 12 months          (9)
   ended March 31, 2003

   Average  Variable  Discount  Rate to the  Conduits                    1.45%
   during the 3 months ended March 31, 2003

   Average  Variable  Discount  Rate to the  Conduits                    1.78%
   during the 12 months ended March 31, 2003

                                                                 EXHIBIT 2
                                                               Page 1 of 2



                                AEP CREDIT, INC.
                                EARNINGS COVERAGE
                                 (in thousands)
                                   (unaudited)

                                                   2003

                              January            February           March

Net Income                        $(42)            $426              $455
Income Taxes                        67              300               325
Interest Expense/
  Credit Line Fees                 207              165               197
                           -------------    ------------    --------------

Earnings                          $232             $891              $977
                           =============    ============    ==============

Interest Expense/                 $207             $165              $197
  Credit Line Fees

Ratio of Earnings
  To Fixed Charges                1.12             5.40              4.95


                               CAPITAL STRUCTURE
                                 MARCH 31, 2003
                                 (in thousands)
                                   (unaudited)


Short-Term Debt (Non-Affiliated)                      $  -               0%

Intercompany Loan (Short-term Debt - Affiliated)       55,196           66%

Common Equity                                          29,005           34%

                                                  ------------   -----------
Total                                                 $84,201          100%
                                                  ============   ===========

                                                                EXHIBIT 2
                                                              Page 2 of 2




                              CAPITAL STRUCTURE ADJUSTED FOR
                             ACCOUNTS RECEIVABLE SOLD TO BANKS
                                      MARCH 31, 2003
                                      (in thousands)
                                       (unaudited)

Accounts Receivable Sold to Banks                        $455,000         85%

Intercompany Loan (Short-term Debt - Affiliated)           55,196         10%

Common Equity                                              29,005          5%

                                                    ==============   =========

Total                                                    $539,201        100%
                                                    ==============   =========




                                                                                                                       EXHIBIT 3


                                                          AEP CREDIT, INC.
                                     AVERAGE TWELVE-MONTH "ROLLING" ACCOUNTS RECEIVABLE BALANCES
                                                            (in thousands)
                                                             (unaudited)



                                                 Twelve Months                  Twelve Months                 Twelve Months
                                                     Ended                          Ended                         Ended
                                               January 31, 2003           February 28, 2003                   March 31, 2003
                                            -------------------------     ---------------------------   ---------------------------
           AFFILIATES
----------------------------------

AP                                                          $ 62,102                        $ 63,018                      $ 63,920
CSP                                                          108,724                         109,090                       109,612
IM                                                           100,949                         101,962                       103,074
KGP                                                            6,885                           7,012                         7,120
KP                                                            27,289                          27,478                        27,682
OP                                                           111,676                         112,623                       113,589
PSO                                                           76,559                          77,979                        80,587
SWEPCO                                                        82,263                          80,948
                                                                                                                            79,584
                                            -------------------------     ---------------------------   ---------------------------

                Total Affiliates                            $576,447                        $580,110                      $585,168
                                            =========================     ===========================   ===========================


                                                                   EXHIBIT 4
                                                                 Page 1 of 8

                           APPALACHIAN POWER COMPANY
                            DISCOUNT CALCULATION
                        THREE MONTHS ENDED MARCH 31, 2003
                                  (Unaudited)




                                                               Discount
                                                              Calculation
                                                           ------------------


Weighted Cost of Capital (Annualized)                               0.015699
Average Days Outstanding                                               29.12
                                                           ------------------
Weighted Cost of Capital (Average
  Days Outstanding)                                                 0.001252
Collection Experience Factor                                        0.002484
Agency Fee Rate                                                     0.020000
                                                           ------------------

Total Discount Factor                                               0.023736
                                                           ==================






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                                  1.5165%
RETAIL ROCE (RETURN ON COMMON EQUITY)                               10.8500%
TAX RATE                                                            38.0000%
DEBT RATIO                                                          95.0000%
EQUITY RATIO                                                         5.0000%

                                                                EXHIBIT 4
                                                              Page 2 of 8




                               COLUMBUS SOUTHERN POWER COMPANY
                                     DISCOUNT CALCULATION
                              THREE MONTHS ENDED MARCH 31, 2003
                                         (Unaudited)




                                                             Discount
                                                            Calculation
                                                        --------------------


Weighted Cost of Capital (Annualized)                              0.016578
Average Days Outstanding                                              36.50
                                                        --------------------
Weighted Cost of Capital (Average
  Days Outstanding)                                                0.001658
Collection Experience Factor                                       0.006494
Agency Fee Rate                                                    0.020000
                                                        --------------------

Total Discount Factor                                              0.028152
                                                        ====================






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                               1.5165%
RETAIL ROCE (RETURN ON COMMON EQUITY)                            12.4600%
TAX RATE                                                         38.0000%
DEBT RATIO                                                       95.0000%
EQUITY RATIO                                                      5.0000%

                                                                  EXHIBIT 4
                                                                Page 3 of 8


                                    INDIANA MICHIGAN POWER COMPANY
                                         DISCOUNT CALCULATION
                                   THREE MONTHS ENDED MARCH 31, 2003
                                              (Unaudited)




                                           Discount             Discount
                                          Calculation         Calculation

                                           Indiana              Michigan
                                      -------------------  -----------------


Weighted Cost of Capital (Annualized)       0.016327               0.016874
Average Days Outstanding                       32.86                  36.92
                                      ---------------      -----------------
Weighted Cost of Capital (Average
  Days Outstanding)                         0.001470               0.001707
Collection Experience Factor                0.003151               0.002719
Agency Fee Rate                             0.020000               0.020000
                                      ---------------      -----------------

Total Discount Factor                       0.024621               0.024426
                                      ===============      =================






ASSUMPTIONS

INTEREST RATE                                1.5165%                1.7991%
RETAIL ROCE (RETURN ON COMMON EQUITY)       12.0000%               13.0000%
TAX RATE                                    38.0000%               38.0000%
DEBT RATIO                                  95.0000%               95.0000%
EQUITY RATIO                                 5.0000%                5.0000%

                                                                  EXHIBIT 4
                                                                Page 4 of 8

                                    KINGSPORT
                              DISCOUNT CALCULATION
                        THREE MONTHS ENDED MARCH 31, 2003
                                   (Unaudited)




                                                           Discount
                                                          Calculation
                                                      --------------------


    Weighted Cost of Capital (Annualized)                        0.016327
    Average Days Outstanding                                        29.16
                                                      --------------------
    Weighted Cost of Capital (Average
      Days Outstanding)                                          0.001304
    Collection Experience Factor                                 0.003386
    Agency Fee Rate                                              0.020000
                                                      --------------------

    Total Discount Factor                                        0.024690
                                                      ====================






    ASSUMPTIONS

    INTEREST RATE AND PURCHASE DISCOUNT                           1.5165%
    RETAIL ROCE (RETURN ON COMMON EQUITY)                        12.0000%
    TAX RATE                                                     38.0000%
    DEBT RATIO                                                   95.0000%
    EQUITY RATIO                                                  5.0000%

                                                               EXHIBIT 4
                                                             Page 5 of 8

                             KENTUCKY POWER COMPANY
                              DISCOUNT CALCULATION
                        THREE MONTHS ENDED MARCH 31, 2003
                                   (Unaudited)




                                                           Discount
                                                          Calculation
                                                       ------------------


Weighted Cost of Capital (Annualized)                           0.016054
Average Days Outstanding                                           33.83
                                                       ------------------
Weighted Cost of Capital (Average
  Days Outstanding)                                             0.001488
Collection Experience Factor                                    0.004973
Agency Fee Rate                                                 0.020000
                                                       ------------------

Total Discount Factor                                           0.026461
                                                       ==================






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                              1.5165%
RETAIL ROCE (RETURN ON COMMON EQUITY)                           11.5000%
TAX RATE                                                        38.0000%
DEBT RATIO                                                      95.0000%
EQUITY RATIO                                                     5.0000%

                                                                   EXHIBIT 4
                                                                 Page 6 of 8

                                OHIO POWER COMPANY
                               DISCOUNT CALCULATION
                         THREE MONTHS ENDED MARCH 31, 2003
                                    (Unaudited)




                                                         Discount
                                                       Calculation
                                                   ---------------------


Weighted Cost of Capital (Annualized)                          0.016770
Average Days Outstanding                                          32.90
                                                   ---------------------
Weighted Cost of Capital (Average
  Days Outstanding)                                            0.001511
Collection Experience Factor                                   0.004544
Agency Fee Rate                                                0.020000
                                                   ---------------------

Total Discount Factor                                          0.026055
                                                   =====================






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                             1.5165%
RETAIL ROCE (RETURN ON COMMON EQUITY)                          12.8100%
TAX RATE                                                       38.0000%
DEBT RATIO                                                     95.0000%
EQUITY RATIO                                                    5.0000%

                                                                  EXHIBIT 4
                                                                Page 7 of 8

                        PUBLIC SERVICE COMPANY OF OKLAHOMA
                               DISCOUNT CALCULATION
                        THREE MONTHS ENDED MARCH 31, 2003
                                   (Unaudited)




                                                         Discount
                                                        Calculation
                                                     ------------------


Weighted Cost of Capital (Annualized)                         0.015781
Average Days Outstanding                                         40.00
                                                     ------------------
Weighted Cost of Capital (Average
  Days Outstanding)                                           0.001729
Collection Experience Factor                                  0.003239
Agency Fee Rate                                               0.020000
                                                     ------------------

Total Discount Factor                                         0.024968
                                                     ==================






ASSUMPTIONS

INTEREST RATE AND PURCHASE DISCOUNT                            1.5161%
RETAIL ROCE (RETURN ON COMMON EQUITY)                         11.0000%
TAX RATE                                                      38.0000%
DEBT RATIO                                                    95.0000%
EQUITY RATIO                                                   5.0000%



                                                                                                EXHIBIT 4
                                                                                              Page 8 of 8


                                             SOUTHWESTERN ELECTRIC POWER COMPANY
                                                    DISCOUNT CALCULATION
                                              THREE MONTHS ENDED MARCH 31, 2003
                                                         (Unaudited)




                                                       Discount            Discount            Discount
                                                      Calculation        Calculation         Calculation

                                                       Arkansas           Louisiana             Texas
                                                   ------------------  -----------------   -----------------


Weighted Cost of Capital (Annualized)                       0.015644           0.015836            0.018349
Average Days Outstanding                                       42.46              43.19               35.63
                                                   ------------------  -----------------   -----------------
Weighted Cost of Capital (Average
  Days Outstanding)                                         0.001820           0.001874            0.001791
Collection Experience Factor                                0.003147           0.003176            0.002741
Agency Fee Rate                                             0.020000           0.020000            0.020000
                                                   ------------------  -----------------   -----------------

Total Discount Factor                                       0.024967           0.025050            0.024532
                                                   ==================  =================   =================






ASSUMPTIONS

INTEREST RATE AND PUCHASE DISCOUNT                           1.5165%            1.5165%             1.5165%
RETAIL ROCE (RETURN ON COMMON EQUITY)                       10.7500%           11.1000%            15.7000%
TAX RATE                                                    38.0000%           38.0000%            38.0000%
DEBT RATIO                                                  95.0000%           95.0000%            95.0000%
EQUITY RATIO                                                 5.0000%            5.0000%             5.0000%





                                                                    EXHIBIT 5

                                AEP CREDIT, INC.
                        ALLOWED RETURNS ON COMMON EQUITY
                        THREE MONTHS ENDED MARCH 31, 2003
                                   (Unaudited)

                                                                  ALLOWED
                                                                   RETURN
                                                               -------------






              AP RETAIL                                            10.8500%

              CSP RETAIL                                           12.4600%

              I&M RETAIL
                - INDIANA                                          12.0000%

                - MICHIGAN                                         13.0000%

              KGP RETAIL                                           12.0000%

              KP RETAIL                                            11.5000%

              OPC RETAIL                                           12.8100%

              PSO RETAIL                                           11.0000%

              SWEPCO RETAIL
                 - ARKANSAS                                        10.7500%

                 - LOUISIANA                                       11.1000%

                 - TEXAS                                           15.7000%

                                                                  EXHIBIT 6

                            AEP CREDIT, INC.
                          AFFILIATED COMPANIES
                        FACTORING EXPENSE SAVINGS
                    THREE MONTHS ENDED MARCH 31, 2003
                             (in thousands)
                              (unaudited)




                                20%                5%
                              EQUITY             EQUITY          SAVINGS
                            ------------     --------------   --------------
AFFILIATES
----------

AP                               $  890             $  443           $  447
CSP                               1,408                667              741
IM                                1,423                680              743
KGP                                 109                 53               56
KP                                  391                191              200
OP                                1,620                760              860
PSO                               1,022                506              516
SWEPCO                              876                411              465
                            ------------     --------------   --------------

 Total Affiliates:               $7,739             $3,711           $4,028
                            ============     ==============   ==============

                                                                   EXHIBIT 7

State regulatory commission decisions or analysis addressing the effect of the factoring of AEP System accounts receivable rates which were issued during the period January 1, 2003 through March 31, 2003:

None

                                                                Exhibit 8
                                                             Page 1 of 10












                                AEP CREDIT, INC.


                              FINANCIAL STATEMENTS
            AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                   TOGETHER WITH INDEPENDENT AUDITORS' REPORT

                                                            Exhibit 8
                                                         Page 2 of 10

INDEPENDENT AUDITORS' REPORT



To the Board of Directors of AEP Credit, Inc.:

We have audited the accompanying balance sheets of AEP Credit, Inc. (the "Company") as of December 31, 2002 and 2001 and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of AEP Credit, Inc. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte & Touche LLP

Columbus, Ohio
February 14, 2003

                                                                   Exhibit 8
                                                                Page 3 of 10

                                AEP CREDIT, INC.

                              STATEMENTS OF INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
                                 (in thousands)

                                                         2002        2001

    OPERATING REVENUES                                $ 59,114    $172,720

    OPERATING EXPENSES:
       Interest                                          1,002      57,425
       Provision for Bad Debts                          36,661      57,771
       Loss on Sale of Accounts Receivable               4,060       7,611
       Credit Line Fees                                  2,763       4,945
       General and Administrative                          989       1,960
                                                      --------    --------

              Total Operating Expenses                  45,475     129,712
                                                      --------    --------

    OPERATING INCOME                                    13,639      43,008

    OTHER INCOME:
      Interest Income                                        9           4
                                                      --------    --------

    INCOME BEFORE INCOME TAXES                          13,648      43,012
                                                      --------    --------

    INCOME TAX EXPENSE (CREDIT):
      Current                                            6,991      14,466
      Deferred                                          (1,651)      1,341
                                                      --------    --------

              Total Income Taxes                         5,340      15,807
                                                      --------    --------

    NET INCOME                                        $  8,308    $ 27,205
                                                      ========    ========

The accompanying notes to financial statements are an integral part of these statements.

                                                                 Exhibit 8
                                                              Page 4 of 10

                                AEP CREDIT, INC.

                                 BALANCE SHEETS

                        AS OF DECEMBER 31, 2002 AND 2001
                                 (in thousands)

                                                         2002         2001

    ASSETS

    CURRENT ASSETS:
     Retained Interest in Accounts Receivable Sold    $   92,463  $  161,357
     Unsold Accounts Receivable - Affiliated              35,468      73,354
     Unsold Accounts Receivable - Nonaffiliated             -         49,273
     Allowance For Uncollectible Accounts Retained       (16,967)    (17,578)
                                                      ----------  ----------

            Total Accounts Receivable                    110,964     266,406
                                                      ----------  ----------

    OTHER ASSETS:
      Deferred Income Taxes                                9,392       7,741
      Other                                                 -            663
                                                      ----------  ----------

            Total Other Assets                             9,392       8,404
                                                      ----------  ----------

              TOTAL ASSETS                            $  120,356  $  274,810
                                                      ==========  ==========

    LIABILITIES AND STOCKHOLDER'S EQUITY

    CURRENT LIABILITIES:
      Short-term Debt - Affiliated                    $   42,422  $   63,662
      Accounts Payable - Affiliated                        3,539       2,426
      Accounts Payable - Nonaffiliated                    29,158      90,929
      Unearned Revenue                                     1,712       8,319
      Other Liabilities                                    3,668      17,313
                                                      ----------  ----------

            Total Current Liabilities                     80,499     182,649
                                                      ----------  ----------

    DEFERRED CREDITS:                                     11,630      26,583
                                                      ----------  ----------

    STOCKHOLDER'S EQUITY:
      Common Stock, No Par; 1,000 Shares
        Authorized; 294 Shares and 298 Shares
        Issued and Outstanding as of December 31,
        2002 and as of December 31, 2001                       1           1
      Additional Paid-in Capital                          28,226      65,577
                                                      ----------  ----------

            Total Stockholder's Equity                    28,227      65,578
                                                      ----------  ----------

              TOTAL LIABILITIES AND
                STOCKHOLDER'S EQUITY                  $  120,356  $  274,810
                                                      ==========  ==========

The accompanying notes to financial statements are an integral part of these statements.

                                                                 Exhibit 8
                                                              Page 5 of 10

                                AEP CREDIT, INC.

                       STATEMENTS OF STOCKHOLDER'S EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
                                 (in thousands)


                                    Additional                 Total
                           Common    Paid-In    Retained   Stockholder's
                            Stock    Capital    Earnings      Equity

BALANCE DECEMBER 31, 2000     $1     $94,400    $   -        $ 94,401

Net Contributions (Return)
 of Capital                    -     (28,823)       -         (28,823)

Net Income                     -        -         27,205       27,205

Common Stock Dividends         -        -        (27,205)     (27,205)
                              --    --------    --------     --------

BALANCE DECEMBER 31, 2001     $1    $ 65,577    $   -        $ 65,578

Net Contributions (Return)
 of Capital                    -     (37,351)       -         (37,351)

Net Income                     -        -          8,308        8,308

Common Stock Dividends         -        -         (8,308)      (8,308)
                              --    --------    --------     --------

BALANCE DECEMBER 31, 2002     $1    $ 28,226    $   -        $ 28,227
                              ==    ========    ========     =========

The accompanying notes to financial statements are an integral part of these statements.

                                                                  Exhibit 8
                                                               Page 6 of 10

                                AEP CREDIT, INC.

                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
                                 (in thousands)

                                                        2002           2001
                                                        ----           ----


OPERATING ACTIVITIES:
 Net Income                                          $   8,308    $   27,205
  Adjustments to Reconcile Net Income
   to Net Cash Flows From
   Operating Activities:
     Loss on Sale of Accounts Receivable                 4,060         7,611
     Changes in Assets and Liabilities:
        Accounts Receivable                            151,382     1,065,607
        Deferred Income Taxes                           (1,651)        1,341
        Deferred Credits                               (14,953)         (632)
        Accounts Payable - Affiliated                    1,113         2,199
        Accounts Payable - Nonaffiliated               (61,771)       90,929
        Unearned Revenue                                (6,607)        2,488
        Other Assets                                       663         4,109
        Other Liabilities                               (4,524)        4,818
                                                     ---------    ----------

          Net Cash Flows From
            Operating Activities                        76,020     1,205,675
                                                     ---------    ----------

FINANCING ACTIVITIES:
  Capital Contribution                                  51,264       202,997
  Return of Capital                                    (88,615)     (231,820)
  Change in Short-term Debt                            (21,240)   (1,157,286)
  Payment of Dividends                                 (17,429)      (19,566)
                                                     ----------   ----------

          Net Cash Flows Used For
            Financing Activities                       (76,020)   (1,205,675)
                                                     ---------    ----------

CHANGE IN CASH AND CASH EQUIVALENTS                       -             -
                                                     ---------    ----------

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR              -             -
                                                     ---------    ----------

CASH AND CASH EQUIVALENTS, END OF YEAR               $    -       $     -
                                                     =========    ==========

SUPPLEMENTARY INFORMATION:

  Cash Paid for Interest                             $   3,418    $   51,341
                                                     =========    ==========

  Cash Paid for Income Taxes                         $   9,458    $   10,679
                                                     =========    ==========

The accompanying notes to financial statements are an integral part of these statements.

                                                                  Exhibit 8
                                                               Page 7 of 10

                                AEP CREDIT, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

AEP Credit, Inc. (AEP Credit or the Company) is a wholly owned subsidiary of AEP Utilities Inc., formerly known as Central and South West Corporation (CSW), and an indirect subsidiary of American Electric Power Company, Inc. (AEP or Parent Company) and was originally formed to purchase without recourse, accounts receivable from affiliated domestic electric utilities to reduce working capital requirements. In addition, because the Company's capital structure is more leveraged than that of the affiliated domestic electric utilities, AEP's overall cost of capital is lower. Subsequent to its formation, the Company purchased, without recourse, accounts receivable from certain non-affiliated utility companies. In January 2002, the Company ceased purchasing accounts receivable from non-affiliated electric utilities. Significant accounting policies are summarized below:

Revenue Recognition

Revenues are generally recorded for the difference between the face amount of the receivables purchased and the purchase price after providing for an allowance for doubtful accounts and deferred agency fee revenue.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts at a level which reflects the amount of receivables not reasonably expected to be collected. The allowance is determined principally on the basis of collection experience. Receivables are written off when they are determined to be uncollectible.

Retained Interest in Accounts Receivable Sold

AEP Credit maintains a retained interest in the accounts receivable sold. This interest is then pledged as collateral for the collection of the receivables sold.

At the end of each weekly collection period, the aggregate cash collections from accounts receivable are allocated first to pay the commercial paper conduits and banks for receivables previously sold to third parties. If the amount of cash required to make the above payments exceeds the amount collected during the period, the shortfall is paid by AEP Credit. If the cash collected during the period exceeds the amount necessary for the above payments, the excess is credited against the retained interest in accounts receivable sold. AEP Credit's retained interest represents the amount of cash it expects to receive on receivables previously sold less an allowance for anticipated uncollectible accounts.

At December 31, 2002 and 2001, the fair value of the retained interest is recorded at fair value based upon the value of the underlying accounts receivable.

Federal Income Taxes

The Company joins in the filing of a consolidated federal income tax return with their affiliated companies in the American Electric Power System, an integrated electric utility system, owned and operated by AEP's electric utility subsidiaries, (AEP System). The allocation of the AEP System's

                                                                   Exhibit 8
                                                                Page 8 of 10

current consolidated federal income tax to the System companies is in accordance with Securities and Exchange Commission (SEC) rules under the Public Utility Holding Company Act of 1935. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System Parent Company is allocated to its subsidiaries with taxable income. With the exception of the loss of the Parent Company, the method of allocation approximates a separate return result for each company in the consolidated group. Federal income tax expense resulted in an effective rate of 39% for 2002 and 37% for 2001.

Deferred income taxes resulted primarily from the differences between book and tax deductions for bad debt expense. The Company also recognizes the tax benefit of operating losses allocated by the Parent Company to AEP Credit. The Internal Revenue Code provides for tax deductions for bad debts when they are charged off.

Related Party Transactions

American Electric Power Service Corporation (AEPSC), a wholly owned subsidiary of AEP, provides administrative services to the Company and is reimbursed for the cost of such services. These services were provided at a cost of $766,000 in 2002 and $1,792,000 in 2001.

Fair Value of Accounts Receivable and Short-term Debt

The fair value of accounts receivable and short-term debt approximates the carrying amount as stated on the balance sheets because of the short maturity of those instruments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses reported in the accompanying financial statements. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could differ from those estimates.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform to the 2002 presentation.


2.  REGULATION:

The Company is subject to regulation by the SEC under the Public Utility Holding Company Act of 1935, as amended. The SEC has approved the Company's method of calculating the discount associated with the purchase of AEP subsidiary companies' accounts receivable.


3.  SHORT-TERM DEBT:

On May 30, 2001, AEP Credit ceased issuing commercial paper and allowed its $2 billion unsecured revolving credit facility to mature. Funding needs were replaced by a $1.5 billion variable funding note, which, in turn, was terminated on December 31, 2001 when AEP Credit entered into a sale of receivables agreement with a group of banks and commercial paper conduits. Under the sale of receivables agreement, which expires May 28, 2003, AEP

                                                                  Exhibit 8
                                                               Page 9 of 10

Credit sells an interest in the receivables it acquires to the commercial paper conduits and banks and receives cash. This transaction constitutes a sale of receivables in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for transfers and servicing of financial assets and extinguishment of liabilities" (SFAS 140). SFAS 140 allows the receivables to be taken off of AEP Credit's balance sheet and allows AEP Credit to repay any debt obligations. AEP has no ownership interest in the commercial paper conduits and does not consolidate these entities in accordance with U.S. GAAP. The Company continues to service the receivables. This off-balance sheet transaction was entered into to allow AEP credit to repay its outstanding debt obligations, continue to purchase the AEP operating companies' receivables, and accelerate its cash collections.

The sale of receivables agreement provided that the banks and commercial paper conduits would purchase a maximum of $600 million of receivables from AEP Credit, of which $454 million was outstanding at December 31, 2002. As collections from receivables sold occur and are remitted, the outstanding balance for sold receivables is reduced and as new receivables are sold, the outstanding balance of sold receivables increases. During 2002, all of the receivables sold represented affiliate receivables. The commitment's new term under the sale of receivables agreement will remain at $600 million until May 28, 2003. AEP Credit maintains a retained interest in the receivables sold and this interest is pledged as collateral for the collection of the receivables sold. The fair value of the retained interest is based on book value due to the short-term nature of the accounts receivables less an allowance for anticipated uncollectible accounts.

Comparative accounts receivable information for AEP Credit:

                        Year Ended December 31,
                   (in millions, except percentages)

                                        2002          2001
                                        ----          ----

Proceeds from Sale of
 Accounts Receivable                 $ 5,513       $ 1,134

Accounts Receivable
 Retained Interest Less
  Uncollectible Accounts
  and Amounts Pledged
  as Collateral                           75           143

Deferred Revenue from
 Servicing Accounts
 Receivable                                1             5

Loss on Sale of Accounts
 Receivable                                4             8

Average Variable
 Discount Rate                         1.92%         2.28%

Retained Interest if 10%
 Adverse Change in
 Uncollectible Accounts *                 74           142

Retained Interest if 20%
 Adverse Change in
 Uncollectible Accounts *                 72           140


* These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another


                                                                  Exhibit 8
                                                              Page 10 of 10


(for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities

Additional accounts receivable information for AEP Credit:

                                                                           Face Value
                                                                     Year Ended December 31,
                                                                      2002          2001
                                                                      ----          ----
                                                                          (in millions)

Retained Interest in Accounts Receivable Sold                        $   92        $  161
Unsold Accounts Receivable                                               36           123
Allowance for Uncollectible Accounts Retained                           (17)          (18)
                                                                     ------        ------
         Total Net Balance Sheet Accounts Receivable                    111           266

Customer Accounts Receivable Sold (Affiliate)                           454           560
Customer Accounts Receivable Sold (Non-Affiliate)                     -               485
                                                                     ------        ------
         Total Accounts Receivable managed                           $  565        $1,311
                                                                     ======        ======

Net Uncollectible Accounts Written off for the Year Ended
  December 31                                                        $   37        $   62
                                                                     ------        ------


4.  Termination of Purchase Agreements in 2002:

AEP Credit purchases accounts receivable through purchase agreements with affiliated companies and, until the first quarter of 2002, with non-affiliated companies. As a result of the restructuring of electric utilities in the State of Texas, the purchase agreement between AEP Credit and Reliant Energy, Incorporated was terminated as of January 25, 2002 and the purchase agreement between AEP Credit and Texas-New Mexico Power Company, the last remaining non-affiliated company, was terminated on February 7, 2002. In addition, the purchase agreements between AEP Credit and its Texas affiliates AEP Texas Central Company (formerly Central Power and Light Company) and AEP Texas North Company (formerly West Texas Utilities Company) were terminated effective March 20, 2002.


 5. TERMINATION OF FACTORING AGREEMENT:

AEP Credit recorded a gain of $20 million in December 2001 due to the termination of a factoring agreement with an unaffiliated company. The $20 million payment to AEP Credit was made in December 2001.